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Exhibit 1

FIRST AMENDMENT TO RIGHTS AGREEMENT

    This Amendment, dated as of May 30, 2001, between Minntech Corporation, a Minnesota corporation (the "Company"), and Wells Fargo Bank Minnesota, N.A. (formerly known as Norwest Bank Minnesota, N.A.) as Rights Agent (the "Rights Agent"), amends the Rights Agreement, dated as of July 1, 1999 (the "Rights Agreement").

Recitals

    A.  The Company intends to enter into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended or supplemented from time to time, the "Merger Agreement") among Cantel Medical Corp. ("Buyer"), Canopy Merger Corp. ("Buyer Subsidiary"), and the Company, with respect to a merger of the Company and Buyer Subsidiary (the "Merger").

    B.  The Company and the Rights Agent have executed and entered into the Rights Agreement.

    C.  Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof.

    D.  The Board of Directors of the Company (the "Board of Directors") has determined that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders.

    E.  To induce Buyer to enter into the Merger Agreement, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement to exempt the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement from the application of the Rights Agreement.

Agreement

    Now, therefore, the Rights Agreement is hereby amended as follows:

    1.  The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement is hereby amended by adding the following sentence at the end of the last sentence thereof:

    Notwithstanding anything in this Agreement to the contrary, neither Cantel Medical Corp., a Delaware corporation ("Cantel"), nor any direct or indirect wholly owned subsidiary of Cantel shall be deemed to be an Acquiring Person solely as a result of the approval, execution, or delivery of the Agreement and Plan of Merger, dated as of May 30, 2001, among Cantel, Canopy Merger Corp. ("Merger Sub"), and the Company (as such agreement may be amended from time to time, the "Cantel Merger Agreement") or the consummation of the merger or the other transactions contemplated by the Cantel Merger Agreement.

    2.  Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

    Subject to Section 11(a)(ii) hereof, the registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided in this Agreement) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly completed and executed, to the Rights Agent at the office or offices of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share as to which Rights are exercised, prior to the earliest of (i) the Close of Business on July 22, 2009 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 (the "Redemption Date"), (iii) the time at which such Rights are exchanged as provided in Section 24, or (iv) the time immediately prior to the effective time of the merger of the Company contemplated by the Cantel Merger Agreement.

    3.  Section 15 of the Rights Agreement is hereby modified and amended to add the following sentence at the end thereof:

    Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy, or claim under this Agreement in connection with any transactions contemplated by the Cantel Merger Agreement.

    4.  The Rights Agreement is hereby further modified and amended by adding a new Section 34 to the end thereof to read in its entirety as follows:

    Section 34. Cantel Merger Agreement. Notwithstanding any other provision of this Agreement, none of the approval, execution, or delivery of the Cantel Merger Agreement, the acquisition of beneficial ownership of shares of common stock of the Company by Cantel, Merger Sub or any other direct or indirect subsidiary of Cantel pursuant to the merger contemplated by the Cantel Merger Agreement or the consummation of the merger or the other transactions contemplated by the Cantel Merger Agreement shall be deemed to be a Section 11(a)(ii) Event or a Section 13 Event or an event described in Section 11(a)(ii) or Section 13, nor will such approval, execution, delivery, acquisition or consummation result in the occurrence of a Shares Acquisition Date, a Distribution Date, or any other separation of the Rights from the underlying Common Shares or require or permit the Rights to be evidenced by, or to be transferable or trade pursuant to, certificates separate from certificates for the shares of common stock of the Company, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of the Rights, including giving the holders of the Rights the right to acquire any capital stock, cash or other property of any party to the Cantel Merger Agreement or any affiliate of Cantel or Merger Sub. Notwithstanding any other provision of this Agreement, all Rights issued and outstanding under the Rights Agreement shall expire immediately prior to the effective time of the merger of the Company contemplated by the Cantel Merger Agreement.

    5.  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute the same instrument.

    6.  This Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

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    In Witness Whereof, this Amendment has been duly executed by the Company and the Rights Agent as of the date first written above.

MINNTECH CORPORATION

By:	/s/ Barbara A. Wrigley Name: Barbara A. Wrigley Title: Executive Vice President

WELLS FARGO BANK MINNESOTA, N.A.

By:	/s/ Darren Larson Name: Darren Larson Title: Assistant Vice President

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FIRST AMENDMENT TO RIGHTS AGREEMENT
Recitals
Agreement